FIERA CAPITAL SERIES TRUST
375 Park Avenue, 8th Floor
New York, NY 10152

April 20, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Attn: Mr. Trace Rakestraw
Washington, D.C. 20549

Re:	Fiera Capital Series Trust (the “Trust”) Pre-Effective Amendment No. 2 to the Trust’s Registration Statement File Nos. 333-215049 and 811-23220 on behalf of Fiera Capital Emerging Markets Fund

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on April 10, 2017 (accession no. 0001140361-17-015445). The Amendment is being withdrawn because the Trust has determined to delay such filing until after the Trust’s initial series, the Fiera Capital Global Equity Focused Fund, is deemed effective. No securities have been issued or sold in connection with this Amendment.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (646) 367-7540.

Thank you for your assistance in this matter.

Sincerely,

/s/ Stephen A. McShea
Stephen A. McShea
Trustee